UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                    (Amendment No. 2)*

                        SJW CORP.
                    (Name of Issuer)

              COMMON STOCK, PAR VALUE $1.042
              (Title of Class of Securities)

                       784305104
                    (CUSIP Number)

                    George E. Moss
           Roscoe Moss Manufacturing Company
                   4360 Worth Street
                 Los Angeles, CA  90063
                    (323) 263-4111
 (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                    March 29, 2005
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of
Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))






CUSIP No. 784305104           13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GEORGE E. MOSS

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]
                                                      (b) [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY      7   SOLE VOTING POWER
                                       880,520(1)(2)(3)

OWNED BY EACH REPORTING            8   SHARED VOTING POWER
                                       0
PERSON
                                   9   SOLE DISPOSITIVE POWER
                                       523,103(1)(3)

                                  10   SHARED DISPOSITIVE POWER
                                       357,417(2)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      880,520(1)(2)(3)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.6%(1)(2)(3)

14    TYPE OF REPORTING PERSON*
      IN
                 *SEE INSTRUCTIONS BEFORE FILLING OUT




(1) Includes 523,103 shares of Common Stock held by George E. Moss, as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982.
(2) Includes 357,417 shares of Common Stock held by George E. Moss, as trustee of the John Kimberly Moss Trust dated October 24, 1991, as to which George E. Moss disclaims beneficial ownership.
(3) Does not include 11,872 shares of Common Stock subject to deferred stock units held by George E. Moss.






1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NANCY O. MOSS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [ ]
                                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY       7   SOLE VOTING POWER
                                        574,016 (1)

OWNED BY EACH REPORTING             8   SHARED VOTING POWER
                                        0

PERSON                              9   SOLE DISPOSITIVE POWER
                                        574,016 (1)


                                   10   SHARED DISPOSITIVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     574,016(1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3% (1)

14   TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 574,016 shares of Common Stock held by Nancy O.
Moss, as trustee of the Nancy O. Moss Revocable Trust dated
January 31, 2002.




Schedule 13D


Item 1.   Security and Issuer

     This statement relates to the Common Stock, par value
$1.042 ("Common Stock"), of SJW Corp. ("SJW"). The address of the principal executive office is:

           SJW Corp.
           374 West Santa Clara Street
           San Jose, California  95113

Item 2.    Identity and Background

     (a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D/A on behalf of George E. Moss and Nancy O. Moss (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the Reporting Persons that such a "group" exists.

     (b)  The address of the Reporting Persons is c/o Roscoe
Moss Manufacturing Company, 4360 Worth Street, Los Angeles,
California 90063.

     George E. Moss

     (c)  Principal Occupation: Vice Chairman, Roscoe Moss
Manufacturing Company, 4360 Worth Street, Los Angeles,
California 90063.

     Nancy O. Moss

     (c) Principal Occupation: Clinical Psychologist, self-employed.

     (d)  During the past five years, neither of the Reporting
Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of both Reporting Persons is the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration

     The Reporting Persons used personal funds to acquire shares during the 60 days prior to March 29, 2005.

Item 4.   Purpose of Transaction

     George E. Moss acquired shares of Common Stock for investment.

     On March 29, 2005, George E. Moss transferred as a gift to his spouse, Nancy O. Moss, beneficial ownership of 573,016 shares of Common Stock for estate planning purposes.

     Nancy O. Moss acquired shares of Common Stock for investment.

Item 5.   Interest in Securities of the Issuer

     (a) George E. Moss beneficially owns 880,520 shares of Common Stock, of which he disclaims ownership of 357,417 shares which he holds as trustee of the John Kimberly Moss Trust dated October 24, 1991. Nancy O. Moss beneficially owns 574,016 shares of Common Stock. The Reporting Persons beneficially own as a group 1,454,536 shares.

     (b) George E. Moss, as trustee of the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982 has sole voting power and sole power to dispose of 523,103 shares of Common Stock. In addition, George E. Moss, as trustee of the John Kimberly Moss Trust dated October 24, 1991 has sole power to vote and shared power to dispose of 357,417 shares of Common Stock, as to which George E. Moss disclaims beneficial ownership. Nancy O. Moss, as trustee of the Nancy O. Moss Revocable Trust dated January 31, 2002 has sole voting power and sole power to dispose of 574,016 shares of Common Stock.



     (c)  The following transactions were effected by George E.
Moss, as trustee of the Third Amended and Restated George Edward
Moss Revocable Trust dated August 18, 1982, during the 60 days prior to March 29, 2005:

     February 2, 2005, acquired 1,200 shares at $34.00 per share in open market transactions.
     February 2, 2005, acquired 100 shares at $33.77 per share
       in open market transactions.
     February 3, 2005, acquired 2,100 shares at $34.45 per share in open market transactions.
     February 3, 2005, acquired 4,200 shares at $34.41 per share in open market transactions.
     February 4, 2005, acquired 2,400 shares at $35.00 per share in open market transactions.
     February 8, 2005, acquired 1,100 shares at $35.39 per share in open market transactions.
     February 9, 2005, acquired 100 shares at $36.44 per share
       in open market transactions.
     February 9, 2005, acquired 100 shares at $36.56 per share
       in open market transactions.
     February 9, 2005, acquired 100 shares at $36.00 per share
       in open market transactions.
     February 9, 2005, acquired 800 shares at $36.75 per share
       in open market transactions.
     February 9, 2005, acquired 1,000 shares at $37.00 per share in open market transactions.
     February 10, 2005, acquired 900 shares at $36.40 per share in open market transactions.
     March 29, 2005, transferred as a gift to Nancy O. Moss, as Trustee of the Nancy O. Moss Revocable Trust, as amended, 573,016 shares.

     On February 15, 2005, Nancy O. Moss, as trustee of the
Nancy O. Moss Revocable Trust dated January 31, 2002, acquired
1,000 shares at $37.00 per share in open market transactions.


     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

George E. Moss and Nancy O. Moss are husband and wife.  John
Kimberly Moss is the son of George E. Moss.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1:  Agreement of Joint Filing




Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 5, 2005
                                  /s/ George E. Moss
                                  George E. Moss


Date:  April 5, 2005
                                  /s/ Nancy O. Moss
                                  Nancy O. Moss



Exhibit                                          Numbered Page
-------                                          -------------

Exhibit 1:      Agreement of Joint Filing